Exhibit 99.1
FORM OF UNDERWRITING AGREEMENT
Infosys Technologies Limited
[•] American Depositary Shares
Representing
[•] Equity Shares
(Par Value Rs.5 Per Share)
Underwriting Agreement

[•], 2006
ABN AMRO Bank N.V., Hong Kong branch and
     N M Rothschild & Sons (Hong Kong) Limited,
     each trading as ABN AMRO Rothschild
41st Floor, Cheung Kong Center
2 Queen’s Road Central
Hong Kong
Banc of America Securities LLC
9 West 57th Street
New York, NY 10019
Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
Goldman Sachs (Asia) L.L.C.
68th Floor
Cheung Kong Centre
2 Queen’s Road Central
Hong Kong
J.P. Morgan Securities Inc.
277 Park Avenue, Floor 20

New York, NY 100172
Nomura Singapore Limited
Six Battery Road #34-01
Singapore 049909
UBS AG
52nd Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
As Representatives of the several Underwriters
named in Schedule II hereto,
Ladies and Gentlemen:
     The shareholders named in Schedule I hereto (the “Selling Shareholders”) of Infosys Technologies Limited (the “Company”), a public limited company incorporated under the laws of the Republic of India (“India”), propose, subject to the terms and conditions stated herein, to sell to the Underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), an aggregate of [•] American Depositary Shares representing [•] equity shares, par value Rs.5 per share (the “Equity Shares”), of the Company. The aggregate of [•] American Depositary Shares representing [•] Equity Shares to be sold by the Selling Shareholders are herein called the “ADSs”. The Equity Shares represented by the ADSs are hereinafter called the “Shares”. The [•] ADSs purchased by Nomura Singapore Limited will be purchased from Nomura Singapore Limited by Nomura Securities Co., Ltd. (“Nomura Securities”) for its account for the Japanese POWL (as defined in Section l(a)(i) below) and will in turn be offered by Nomura Securities in Japan, acting as the sole book runner for the Japanese POWL and its certain selling members, if any.
     The Company has caused to be prepared and/or delivered only to holders of the Company’s Equity Shares at their addresses of record in India an Invitation to Offer (defined in Section l(a)(ix) below), dated November 7, 2006, containing a description of the terms upon which the Company is sponsoring the offering of ADSs against Equity Shares accepted from holders of Equity Shares in India, pursuant to (i) the FEMA Notification No.41/2001, dated March 2, 2001 issued by the Reserve Bank of India, (ii) the Notification No. 15/23/99-NRI dated July 29, 2002 issued by Government of India, Ministry of Finance, (iii) the ‘Operative Guidelines for Disinvestment of shares by the Indian Companies in the overseas market through issue of ADRs/GDRs’ as notified by the Government of India, Ministry of Finance vide Notification No. 15/23/99-NRI dated July 29, 2002 and (iv) the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 as amended in September 2005 (collectively the “Notifications”). Sponsorship does not mean that the Company is purchasing or causing the purchase of the Equity Shares directly or indirectly or recommending that the holders of Equity Shares participate in the Offering (as defined in Section 1(a)(i) below). Under the terms of the Invitation to Offer and the other Indian Invitation Documents (as defined in Section 1(a)(ix) below) the Shares to be sold by the Selling Shareholders hereunder are being held by the Escrow Agent (as defined in Section 1(a)(ix) below) until such time as they are required to be transferred to the Indian Domestic Custodian acting on behalf of the Depositary (each as defined in the following paragraph) against the issuance of ADSs representing such Shares and to be delivered to the Underwriters under Section 4(a) hereof.
     The ADSs are to be issued pursuant to a deposit agreement, dated as of March 10, 1999, among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and holders and beneficial owners from time to time of the American Depositary Receipts (the “ADRs”) issued by the Depositary and evidencing the ADSs, as amended and restated on April 7, 2003, and as further amended on July 1, 2004 (the “Deposit Agreement”). Pursuant to the Deposit Agreement, ICICI Bank Limited has been appointed the domestic custodian in India (the “Indian Domestic Custodian”) to hold Equity Shares on behalf of the Depositary. Each ADS will initially represent the right to receive one Equity Share deposited pursuant to the Deposit Agreement.
     1. (a) The Company represents and warrants to and agrees with each of the Underwriters that:
(i) An “automatic shelf registration statement” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Act”), on Form F-3 (File No. 333-138491) in respect of the Shares and the ADSs has been filed with the Securities and Exchange Commission (the “Commission”) not earlier than three years prior to the date hereof; such registration statement, and any post-effective amendment thereto, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares and the ADSs filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto and including any prospectus supplement relating to the Shares and the ADSs that is filed with the Commission and deemed by virtue of Rule 430A, 430B or 430C to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the Basic Prospectus, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 1(a)(iii) hereof) (including the Preliminary Prospectus), is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Shares and the ADSs filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a)(i) hereof is hereinafter called the “Prospectus”; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act and any other documents filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference therein, as of the date of such prospectus; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares or the ADSs filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary Prospectus, or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any document filed by the Company with the Commission pursuant to the Exchange Act that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Shares or the ADSs is hereinafter called an “Issuer Free Writing Prospectus”); the Company has prepared and filed with the Director General of Kanto Local Finance Bureau of the Ministry of Finance of Japan (the “KLFB”) a securities notice dated November 8, 2006 with respect to a public offering without listing of the ADSs in Japan (the “Japanese POWL”) and its exhibits, and amendments to such securities notice pursuant to the Securities and Exchange Law of Japan and a further amendment to such securities notice in the form heretofore delivered to the Representatives is proposed to be filed by the Company with the KLFB promptly after the execution of this Agreement (such securities notice, exhibits, and all such amendments, collectively, the “Japanese Securities Notice”); the Company has prepared a preliminary prospectus, including its amendments, with respect to the Japanese POWL (the “Japanese Preliminary Prospectus”) and intends to prepare a further amendment to the Japanese Preliminary Prospectus which together with the Japanese Preliminary Prospectus will form a final Japanese prospectus (the “Japanese Prospectus”); both of the Japanese Securities Notice and the Japanese Prospectus have been or will be prepared in the Japanese language in accordance with the Securities and Exchange Law of Japan, in principle, based on the information included in the Prospectus, with such omissions and additions as appropriate for the purpose of the Japanese POWL. For the avoidance of doubt, the transactions or sales contemplated hereby or referred to herein as the “Offering” shall include the Japanese POWL;
(ii) No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and each Preliminary Prospectus did not contain an untrue statement or a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein;

(iii) For the purposes of this Agreement, the “Applicable Time” is [___:___] [a/p] m (New York time) on the date of this Agreement. The Pricing Prospectus, as of the Applicable Time and as of the Time of Delivery, when considered together with and as supplemented by the information set forth on Schedule III hereto, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule IV(a) hereto does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Prospectus as of the Applicable Time and as of the Time of Delivery, when considered together with and as supplemented by the information set forth on Schedule III hereto, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in an Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein; it being understood and agreed that the only such information consists of the information described as such in Section 9(c) hereof;
(iv) The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein;
(v) The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and the Registration Statement, the Prospectus, the Invitation to Offer, the Letter of Transmittal and the Affiliate Questionnaire (all as defined in Section l(a)(ix) below) do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, and on the Time of Delivery as to the Prospectus, and as of with respect to the Invitation to

Offer and the Letter of Transmittal, as of the date on which it was transmitted to the Company’s holders of Equity Shares, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein; it being understood and agreed that the only such information consists of the information described as such in Section 9(c) hereof;
(vi) A registration statement on Form F-6, as amended on March 28, 2003 and as further amended on July 1, 2004 (File No. 333-72199), and as further amended on May 5, 2005 (File No. 333-124650), and as further amended on July 13, 2006 (File No. 333-135739), in respect of the ADSs has been filed with the Commission; such registration statement in the form heretofore delivered to the Representatives and, excluding exhibits, to the Representatives for each of the other Underwriters, has been declared effective by the Commission in such form; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter collectively called the “ADS Registration Statement”); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, and will not, as of the Applicable Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(vii) (A) (1) At the time of filing the Registration Statement, (2) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (3) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Shares or the ADSs in reliance on the exemption of Rule 163 under the Act, the Company was a “well-known seasoned issuer” as defined in Rule 405 under the Act; and (B) at the earliest time after the filing of the Registration Statement that any Selling Shareholder or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares or the ADSs, the Company was not an “ineligible issuer” as defined in Rule 405 under the Act (without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an ineligible issuer);
(viii) Neither the Company nor any of its affiliates has distributed, nor will it distribute prior to the later of the Time of Delivery (as defined below) and the completion of the Underwriters’ distribution of the ADSs, any offering material in connection with the Offering, including the Indian Invitation (as defined in Section (ix) below), (A) in the U.S. other than a Preliminary Prospectus, the Prospectus, the Issuer Free Writing Prospectuses listed on Schedule IV hereto, the Registration Statement, the ADS Registration Statement or the Notice of Extraordinary General Meeting, dated October 11, 2006, (B) in India other than the Indian Invitation Documents, the Notice of Extraordinary General Meeting, dated October 11, 2006, and (C) in Japan other than the Japanese Prospectus; neither the Company nor any of its subsidiaries or affiliates has distributed, or authorized the distribution of, any documents, information or materials concerning or with respect to the Indian Invitation other than the Indian Invitation Documents;
(ix) Prior to the execution of this Agreement,
(A) The Company has caused to be prepared and/or delivered to all holders of the Company’s Equity Shares (1) an invitation to offer, dated November 7, 2006 (the “Invitation to Offer”) containing a description of the terms upon which the Company is sponsoring an ADS facility for its Equity Shares (the “Indian Invitation”), (2) a letter of transmittal relating to the Indian Invitation (the “Letter of Transmittal”) which includes a power of attorney whereby each Selling Shareholder that is participating in the Indian Invitation appoints Standard Chartered Bank as its attorney-in-fact and custodian (the “Attorney-in-Fact”) in connection with the Indian Invitation and the subsequent resale of its Shares in the form of ADSs in the Offering (the “Power of Attorney”) and (3) an affiliate questionnaire directed only to affiliates of registered broker-dealers or affiliates of members of the National Association of Securities Dealers, Inc. (the “Affiliate Questionnaire”);
(B) The Company has executed an escrow agreement, dated October 30, 2006 (the “Escrow Agreement”) with Standard Chartered Bank as custodian and escrow agent (the “Escrow Agent”) whereby as the Attorney-in-Fact to the Selling Shareholders, the Escrow Agent will (1) enter into this Agreement and execute such further deeds or documents on behalf of each of the Selling Shareholders as may be required in connection with the Indian Invitation and the Offering, (2) hold the Equity Shares for transmission of the same to the Indian Domestic Custodian acting on behalf of the Depositary prior to the issuance of the ADSs pursuant to the terms of the Deposit Agreement, (3) receive the consideration payable to the Selling Shareholders upon the Closing of the Offering and (4) distribute the consideration to the Selling Shareholders in accordance with the terms and conditions of this Agreement and the Indian Invitation Documents; and
(C) The Invitation to Offer, the Letter of Transmittal (together with the Power of Attorney), the Affiliate Questionnaire and the Escrow Agreement, in each case, including all exhibits or attachment to such documents, shall be referred to herein as the “Indian Invitation Documents”);

(x) The Company has not sustained since the date of the latest audited financial statements included in the Pricing Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in the Pricing Prospectus; and, since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there has not been any change in the capital stock or long-term debt of the Company or any material adverse change in or any development that could reasonably be expected to affect the general affairs, management, financial position, prospects, shareholders’ equity or results of operations of the Company, otherwise than as set forth in the Pricing Prospectus;
(xi) The Company has good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by it, in each case free and clear of all liens, encumbrances and defects except such as are described in the Pricing Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company; and any real property and buildings held under lease by the Company are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company; and no material default (or event which with notice or lapse of time, or both, would constitute such a default) by the Company has occurred and is continuing under any such leases;
(xii) The Company does not have any subsidiaries that individually or when aggregated together with the Company’s other subsidiaries would be “significant subsidiaries” as that term is defined in Rule 1-02(w) of Regulation S-X under the Act;
(xiii) Since the date of the last financial statements included in the Pricing Prospectus, the Company has not (A) entered into or assumed any material contract, (B) incurred any material liability (including contingent liability) or other obligation, (C) acquired or disposed of or agreed to acquire or dispose of any material business or asset, (D) paid any dividends or (E) assumed or acquired any material liabilities that are not described in the Pricing Prospectus;
(xiv) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of India with corporate power and authority to own or lease its properties and conduct its business as described in the Pricing Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except where the failure to be so qualified would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the general affairs, management or current or future consolidated financial position, prospects, shareholders’ equity or results of the operations of the Company and its subsidiaries considered as a whole (a “Material Adverse Effect”);

(xv) The Company has an authorized capitalization as set forth in the Pricing Prospectus and all of the issued shares of capital stock of the Company (including the Shares) have been duly and validly authorized and issued, are fully paid and non-assessable and all of the issued and outstanding Equity Shares conform in all material respects to the description of the Equity Shares contained in the Pricing Prospectus and Prospectus; all of the issued shares of capital stock of each of the Company’s subsidiaries have been duly and validly authorized and issued, are fully paid and non-assessable and, except for approximately 3.36% of the issued and outstanding equity shares of Infosys BPO Limited (formerly known as Progeon Limited) owned by other shareholders thereof as set forth in the Pricing Prospectus, are owned directly or indirectly by the Company, free and clear of all liens or encumbrances, equities or claims; all of the issued and outstanding Equity Shares (including the Shares) have been duly listed and admitted for trading on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited (the “Indian Exchanges”); the holders of outstanding shares of capital stock of the Company and of Infosys BPO Limited are not entitled to preemptive rights, including, but not limited to, any such rights under Section 81 of the Indian Companies Act, 1956 (the “Indian Companies Act”) or other rights to acquire the Shares or the ADSs in connection with the transactions contemplated hereby, by the Indian Invitation Documents or otherwise; except as stated above, there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Equity Shares or any other class of capital stock of the Company, in connection with completion of the transactions contemplated by the Indian Invitation; the Shares may be freely deposited by or on behalf of the Selling Shareholders with the Escrow Agent which shall form the underlying shares for the ADSs evidenced by ADRs to be issued; any restrictions on the future deposit of Equity Shares are fully and accurately disclosed in the Pricing Prospectus; and the ADSs will be freely transferable by the Selling Shareholders to or for the account of the several Underwriters and (to the extent described in the Pricing Prospectus) the initial purchasers thereof; and there are no restrictions on subsequent transfers of the ADSs under the laws of India and of the United States except as described in the Pricing Prospectus under “Description of American Depositary Shares”, “Description of Equity Shares”, ‘Taxation”, “Enforcement of Civil Liabilities”, “Restrictions on Foreign Ownership of Indian Securities” or “Government of India Approvals”;
(xvi) No shareholder of the Company or any other person has any registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or the ADS Registration Statement or included in the Offering;
(xvii) The Deposit Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon issuance by the Depositary of ADRs evidencing ADSs against the deposit of the Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement;

the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Pricing Prospectus and Prospectus;
(xviii) (A) This Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and (B) the Escrow Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;
(xix) No consent, approval, authorization, order of, or clearance by, or registration or filing with any governmental agency or body or any court, any stock exchange authorities in India or the United States, including but not limited to the Indian Exchanges, the Nasdaq Global Select Market (“Nasdaq”), the Reserve Bank of India (the “RBI”), the Ministry of Finance of India (the “MOF”), the Department of Company Affairs of India (the “DCA”), the Securities Exchange Board of India (“SEBI”), and the Foreign Investments Promotion Board (“FIPB‘) (each hereinafter referred to as a “Governmental Agency”) is required for the consummation of the transactions contemplated by the Indian Invitation Documents (including, without limitation, the pro-rata subscription mechanics set forth therein), the Deposit Agreement, this Agreement, the deposit of the Shares with the Indian Domestic Custodian acting on behalf of the Depositary by the Selling Shareholders pursuant to the Deposit Agreement, or the issuance and sale of ADRs evidencing the ADSs representing the Shares at the Time of Delivery (as defined in Section 4 hereof) or the execution and delivery of the Indian Invitation Documents, the Deposit Agreement or this Agreement, except for (A) registration of the Shares and ADSs under the Act, and any filings required under Rule 424 of the Act, (B) any governmental authorizations as may be required under U.S. state securities or Blue Sky laws or any laws of jurisdictions outside India and the United States in connection with the purchase and distribution of the ADSs by or for the account of the Underwriters and (C) all filings with the RBI and approval from the FIPB, all of which have been made or obtained and are in full force and effect as of the date hereof; and the Indian Invitation has been conducted in compliance with all applicable laws, rules and regulations under the laws of India, except for the post-closing report to be filed with the RBI within 30 days of the closing of the Offering;
(xx) No governmental approvals are currently required in India in order for the Company to pay dividends or other distributions declared by the Company to holders of Equity Shares, including the Depositary and holders of ADSs, or for the conversion by the Depositary of any dividends paid in Indian Rupees to U.S. dollars or the repatriation thereof out of India and no other withholding or other taxes under the laws and regulations of India will be imposed in connection with the declaration and payment by the Company of dividends and other distributions in respect of shares of its capital stock;

(xxi) The sales of the ADSs contemplated herein and the deposit of the Equity Shares with the Indian Domestic Custodian on behalf of the Depositary against issuance of the ADRs evidencing the ADSs and the compliance by the Company with all of the provisions of this Agreement, the Deposit Agreement, the Escrow Agreement, the Invitation to Offer and the Letter of Transmittal and the consummation of the transactions herein and therein contemplated (A) will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound, if any, or to which any of the property or assets of the Company or any of its subsidiaries is subject, except for, as to subparagraph (A) of this Section 1(xxi) only, such conflicts, breaches or violations as would not individually or in the aggregate be reasonably expected to result in a Material Adverse Effect; (B) nor will such action result in any violation of the provisions of the Company’s or any of its subsidiaries’ Certificate of Incorporation, Articles of Association and Memorandum of Association or other organizational document (collectively, the “Charter Documents”) or any statute, law, order, rule or regulation applicable to the Company, any of its subsidiaries or any properties of the Company or any of its subsidiaries;
(xxii) Neither the Company nor any of its subsidiaries is (A) in violation of its Charter Documents, (B) in violation of any law, rule or regulation that is applicable to the Company or any of its subsidiaries or (C) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party, if any, or by which it or any of its properties may be bound, if any, except for, as to subparagraphs (B) and (C) of this Section 1(xxii) only, such violations or defaults as would not individually or in the aggregate be reasonably expected to result in a Material Adverse Effect;
(xxiii) Other than as set forth in the Pricing Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are or will be payable by or on behalf of the Underwriters or otherwise imposed on any payments made to the Underwriters to the Government of India or any political subdivision or taxing authority thereof or therein in connection with: (A) the deposit of Equity Shares by the Selling Shareholders with the Escrow Agent pursuant to the Indian Invitation Documents, (B) the deposit with the Indian Domestic Custodian on behalf of the Depositary of Equity Shares by the Escrow Agent on behalf of the Selling Shareholders against the issuance of ADRs evidencing ADSs, (C) the sale and delivery on behalf of the Selling Shareholders of the ADSs to or for the respective accounts of the Underwriters as set forth in the Pricing Prospectus and Prospectus and pursuant to the terms of this Agreement, (D) the sale and delivery outside of India by the Underwriters of the ADSs to the purchasers thereof in the manner contemplated pursuant to the terms of this Agreement or (E) any other transaction or payment contemplated by this Agreement, the Deposit Agreement or any Indian Invitation Document; provided that no representation is made hereby with respect to any commission received or other payment made to the Underwriters pursuant to Section 2 of this Agreement;

(xxiv) Neither the Company nor any of its subsidiaries or affiliates has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares and ADSs;
(xxv) The statements set forth in the Pricing Prospectus and Prospectus under the captions “Description of Equity Shares” and “Description of American Depositary Shares”, insofar as they purport to constitute a summary of the terms of the Equity Shares and the ADSs, respectively, and under the captions “Taxation”, “Enforcement of Civil Liabilities”, “Restrictions on Foreign Ownership of Indian Securities”, “Government of India Approvals” and “The Indian Invitation to Offer”, fairly summarize, in all material respects, the matters referred to therein;
(xxvi) Other than as set forth in the Pricing Prospectus, there are no legal, governmental or arbitrative proceedings, disputes, actions or suits pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate either (A) be reasonably expected to have a material adverse effect on the Offering, performance of this Agreement or the consummation of any of the transactions described herein or contemplated hereby, (B) be reasonably expected to result in a Material Adverse Effect or (C) that are required to be described in the Registration Statement, the Pricing Prospectus or the Prospectus and are not so described; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others;
(xxvii) The Company is not and, after giving effect to the Offering, will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”);
(xxviii) The forms of the Registration Statement, the Pricing Prospectus, the Prospectus, the ADS Registration Statement, the Japanese Prospectus and the Japanese Securities Notice and the filing of the Registration Statement, the Pricing Prospectus, the Prospectus and the ADS Registration Statement with the Commission and the filing of the Japanese Securities Notice with the KLFB and the distribution of the Japanese Prospectus have been duly authorized by and on behalf of the Company, and the Registration Statement and the ADS Registration Statement have been duly executed pursuant to such authorization by and on behalf of the Company;
(xxix) The Company has all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease its properties and conduct its businesses as described in the Pricing Prospectus;

(xxx) The Company is not a Passive Foreign Investment Company within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended;
(xxxi) KPMG, who have certified the Company’s audited, fiscal year end financial statements, is an independent registered public accounting firm within the meaning of the Act and the rules and regulations of the Commission thereunder and the Public Accounting Oversight Board;
(xxxii) The audited consolidated financial statements and the interim unaudited consolidated financial statements (and the notes thereto) (the “Consolidated Financial Statements”) of the Company included in the Pricing Prospectus present fairly the financial position of the Company as of the dates indicated and the results of operations and changes in financial position of the Company for the periods specified, and the Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) applied on a consistent basis throughout the periods presented (other than as described therein); the summary financial data included in the Pricing Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the Consolidated Financial Statements, except as otherwise indicated in the Pricing Prospectus; no other financial statements, schedules or pro forma financial information of the Company are required by the Act or the rules and regulations thereunder to be included in the Pricing Prospectus;
(xxxiii) Except as otherwise disclosed in the Pricing Prospectus, the Company owns or possesses the patents, patent licenses, licenses, trademarks, service marks. trade names, service names, copyrights and other intellectual property rights (“Intellectual Property”) reasonably necessary to conduct its business as presently conducted; the Intellectual Property used by the Company or any of its subsidiaries in the conduct of its businesses does not infringe on the rights of any third party, except for any such infringement which would not be reasonably expected to result in a Material Adverse Effect; and the Company has not received notice or claim of infringement of or conflict with asserted rights of others with respect to any Intellectual Property, which infringement or conflict, if the subject of an unfavorable decision, would be reasonably expected to result in a Material Adverse Effect;
(xxxiv) Under the laws of India, each holder of ADRs evidencing ADSs issued pursuant to the Deposit Agreement shall be entitled, subject to the Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee registered as representative of the holders of the ADRs in a direct suit, action or proceeding against the Company;
(xxxv) Except as described in the Pricing Prospectus, this Agreement or the Indian Invitation Documents, all amounts payable by the Escrow Agent in respect of the ADRs evidencing the ADSs or the underlying Shares shall be made free and clear of and without deduction for or on account of any taxes imposed, assessed or levied by India or any authority thereof or nor are any taxes imposed in India on, or by virtue of the execution or delivery of, such documents;
(xxxvi) The Company is insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for its businesses including, but not limited to, policies covering real and personal property owned or leased by the Company against theft, damage, destruction, acts of vandalism and earthquakes; the Company has no reason to believe that it will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted; the Company has not been denied any insurance coverage that it has sought or for which it has applied;
(xxxvii) This Agreement, the Deposit Agreement and the Indian Invitation Documents are in proper form under the laws of India for the enforcement thereof against the Company pursuant to and in accordance with the laws of India; to ensure the legality, validity, enforceability and admissibility into evidence in India of each of this Agreement, the Deposit Agreement or any of the Indian Invitation Documents. it is not necessary that this Agreement, the Deposit Agreement or any of the Indian Invitation Documents be filed or recorded with any court or other authority in India or that any stamp or similar tax be paid in India or in respect of this Agreement, the Deposit Agreement, any Indian Invitation Document or any other document to be furnished hereunder or thereunder, except that this Agreement, the Escrow Agreement, the Letters of Transmittal and the Deposit Agreement will only be admissible in evidence in India for purposes of enforcement if they are duly stamped in accordance with the Indian Stamp Act, 1899 and the Karnataka Stamp Act, 1957;
(xxxviii) The Company has filed all necessary federal, central, state and foreign income and franchise tax returns (including, without limitation, those required by United States federal, state and local authorities) or has properly requested extensions thereof and has paid all taxes required to be paid by it and, if due and payable, any related or similar assessment, fine or penalty levied against it except as may be being contested in good faith and by appropriate proceedings; the Company has made adequate charges, accruals and reserves in the applicable financial statements in respect of all federal, central, state and foreign income and franchise taxes (including, without limitation, those required by United States federal, state and local authorities) for all periods as to which the tax liability of the Company has not been finally determined;
(xxxix) There are no material business relationships or related-party transactions involving the Company or any of its subsidiaries or any other person that have been conducted or entered into by the Company or any of its subsidiaries on terms that are less favorable to the Company as could be obtained on an arm’s length basis from an unaffiliated third party; provided, however, that the Company makes no representation or warranty with respect to whether any transactions between the Company and its subsidiaries, or between any two or more of the Company’s subsidiaries, were made on such terms as could be obtained on an arm’s length basis from an unaffiliated third party;

(xl) Neither the Company nor any of its subsidiaries, nor, to the best of the Company’s knowledge, any employee or agent of the Company or any of its subsidiaries, has made any contribution or other payment to any official of, or candidate for, any U.S. or Indian, federal, central, state or foreign office in violation of any law or of the character required to be disclosed in the Pricing Prospectus;
(xli) The Company maintains a system of accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;
(xlii) Neither the Company nor any of its subsidiaries is engaged in any trading activities involving commodity contracts or other trading contracts which are not currently traded on a securities or commodities exchange and for which the market value cannot be determined;
(xliii) Except as would not individually or in the aggregate be reasonably expected to result in a Material Adverse Effect, neither the Company nor any of its subsidiaries is in violation of any U.S. or Indian, federal, central, state, local or foreign law or regulation relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products (collectively, “Materials of Environmental Concern”), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environment Concern (collectively, “Environmental Laws”), which violation includes, but is not limited to, noncompliance with any permits or other governmental authorizations required for the operation of the business of the Company or any of its subsidiaries under applicable Environmental Laws, or noncompliance with the terms and conditions thereof, nor has the Company or any of its subsidiaries received any written communication, whether from a governmental authority, citizens group, employee or otherwise, that alleges that the Company or any of its subsidiaries is in violation of any Environmental Law and to the best of the Company’s knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that reasonably could result in a violation of any Environmental Law or form the basis of a potential claim against the Company or any of its subsidiaries or against any person or entity whose liability for any claim the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law;

(xliv) Except as otherwise disclosed in the Pricing Prospectus, the Company and any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, “ERISA”)) established or maintained by the Company or its “ERISA Affiliates” (as defined below) are in compliance in all material respects with ERISA. “ERISA Affiliate” means, with respect to the Company, any member of any group of organizations described in Sections 414(b), (c), (m) or (0) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the “Code”) of which the Company is a member. No “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Company or any of its ERISA Affiliates; no “employee benefit plan” established or maintained by the Company or any of its ERISA Affiliates, if such “employee benefit plan” were terminated, would have any “amount of unfunded benefit liabilities” (as defined under ERISA); neither the Company nor any of its ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “employee benefit plan” or (ii) Sections 412, 4971, 4975 or 4980B of the Code; each “employee benefit plan” established or maintained by the Company or any of its ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification;
(xlv) The Company has filed with the KLFB the Japanese Securities Notice; the Japanese Securities Notice will on the date hereof and the date of the Time of Delivery (as defined in Section 4 below) (A) conforms and will conform in all material respects to the requirements of Securities and Exchange Law of Japan and the cabinet orders and ministerial ordinances and other rules and regulations thereunder (including the Securities and Exchange Law of Japan, the “Japanese Rules and Regulations”), and (B) does not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;
(xlvi) The Japanese Preliminary Prospectus at the time of issue thereof conformed, and the Japanese Prospectus at the time of issue thereof and as of the Time of Delivery will conform, in all material respects to the requirements of the Securities and Exchange Law of Japan and the Japanese Rules and Regulations, and the Japanese Preliminary Prospectus at the time of issue thereof did not and at the Applicable Time will not, and the Japanese Prospectus at the time of issue thereof and as of the Time of Delivery will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and
(xlvii) Other than the requirement to file the Japanese Securities Notice with the KLFB, no consent, approval, authorization, order of, or clearance by, or registration or filing with any governmental agency or body or any court, any stock exchange authorities in Japan is required for the consummation of the transactions contemplated by the Indian Invitation Documents (including, without limitation, the pro-rata subscription mechanics set forth therein), the Deposit Agreement, this Agreement, the Japanese Securities Notice, the Japanese Prospectus, the deposit of the Shares with the Indian Domestic Custodian acting on behalf of the Depositary by the Selling Shareholders pursuant to the Deposit Agreement, or the issuance and sale of ADRs evidencing the ADSs representing the Shares at the Time of Delivery or the execution and delivery of the Indian Invitation Documents, the Deposit Agreement or this Agreement, except such consents, approvals, authorizations orders, clearances, registrations or filings, as have been obtained or made and are in full force and effect under the Act and the Japanese Rules and Regulations.
     (b) Each of the Selling Shareholders represents and warrants to, and agrees with, each of the Underwriters and the Company that:
(i) Such Selling Shareholder has timely received the Invitation to Offer and upon the terms and conditions set forth and described therein has duly executed and delivered the Letter of Transmittal and the Power of Attorney contained therein pursuant to which such Selling Shareholder has appointed the Attorney-in-Fact as its attorney-in-fact with respect to the Company’s invitation to participate in this Offering and to whom such Selling Shareholder has irrevocably granted the authority to execute and deliver this Agreement on behalf of such Selling Shareholder, to determine the purchase price to be paid by the Underwriters to the Selling Shareholders as provided in Section 2 hereof, to authorize the delivery of the Shares to be sold by such Selling Shareholder to the Indian Domestic Custodian and otherwise to act on behalf of such Selling Shareholder in connection with the transactions contemplated by this Agreement and the Escrow Agreement; and each of the Letter of Transmittal and Power of Attorney to which such Selling Shareholder is a party has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder and constitutes a valid, irrevocable and legally binding agreement of such Selling Shareholder, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;
(ii) Equity Shares in dematerialized book-entry form representing all of the Shares to be deposited with the Indian Domestic Custodian acting on behalf of the Depositary with the resultant ADSs to be sold by such Selling Shareholder hereunder have been placed in the custody of the Escrow Agent; the arrangements for custody and delivery of such Equity Shares made by such Selling Shareholder hereunder and under the Escrow Agreement, are not subject to termination by any acts of such Selling Shareholder, or by operation of law, whether by death or incapacity of such Selling Shareholder or the occurrence of any other event; and in the event of any such death, incapacity or other event, Equity Shares will be delivered by the Escrow Agent to the Indian Domestic Custodian acting on behalf of the Depositary in accordance with the terms and conditions of this Agreement and the Escrow Agreement as if such death, incapacity or other event had not occurred, regardless of whether the Indian Domestic Custodian shall have received notice of such death, incapacity or other event;
(iii) This Agreement has been duly authorized, executed and delivered by such Selling Shareholder, acting through its Attorney-in-Fact, and constitutes a valid and legally binding agreement of such Selling Shareholder, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;
(iv) No consent, approval, authorization, order of, clearance by or registration or filing with any Governmental Agency is required for the consummation of the transactions contemplated by the Pricing Prospectus, the execution and delivery of the Indian Invitation Documents (including, without limitation, the pro-rata subscription mechanics set forth therein) and the deposit of the Shares with the Indian Domestic Custodian acting on behalf of the Depositary against issuance of the ADRs evidencing the ADSs to be delivered at the Time of Delivery, for the sale and delivery of the ADSs to be sold by such Selling Shareholder hereunder and for the execution, delivery and performance by such Selling Shareholder of this Agreement, except for such consents, approvals, authorizations, orders, clearances, filings or registrations (A) as have been obtained or made prior to the date of this Agreement and are in full force and effect, (B) as have been obtained under the Act and the rules and regulations of the Commission and as may be required under U.S. state securities or Blue Sky laws or (C) as may be required by the laws of or any Governmental Agency in any jurisdiction outside the United States or India in connection with equity offerings generally; and such Selling Shareholder has full right, power and authority to enter into and perform under each of the Indian Invitation Documents and this Agreement and to transfer and deliver the Shares to the Indian Domestic Custodian acting on behalf of the Depositary for deposit against issuance of the ADRs evidencing the ADSs to be sold by such Selling Shareholder hereunder;
(v) The sale of the ADSs to be sold by such Selling Shareholder hereunder, the deposit of the Shares with the Indian Domestic Custodian acting on behalf of the Depositary against issuance of the ADRs evidencing the ADSs to be delivered at the Time of Delivery, the compliance by such Selling Shareholder with all of the provisions of this Agreement, the Escrow Agreement and the other Indian Invitation Documents to which it is a party and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder is bound, or to which any of the property or assets of such Selling Shareholder is subject, nor will such action result in any violation of any statute, law, order, rule or regulation of any Governmental Agency applicable to such Selling Shareholder or the property of such Selling Shareholder;
(vi) Such Selling Shareholder has, and immediately prior to the Time of Delivery such Selling Shareholder will have, good and valid title to the Shares to be deposited with the Depositary against issuance of the ADRs evidencing the ADSs to be sold by such Selling Shareholder hereunder, free and clear of all liens, encumbrances, equities or claims of any sort whatsoever, other as may be imposed by the Escrow Agreement;

(vii) The ADSs delivered at the Time of Delivery by such Selling Shareholder will be freely transferable by such Selling Shareholder to or for the account of the several Underwriters and (to the extent described in the Pricing Prospectus) the purchasers thereof; and there are no restrictions on subsequent transfers of the Shares or ADSs under the laws of India and of the United States except as described in the Pricing Prospectus under the caption “Description of Equity Shares”, “Description of American Depositary Shares” or “Restrictions of Foreign Ownership of Indian Securities”;
(viii) Such Selling Shareholder has not taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares and ADSs;
(ix) The Registration Statement, the Pricing Prospectus, the Prospectus, the Japanese Securities Notice and the Japanese Prospectus, insofar as they relate to written information furnished to the Company by such Selling Shareholder expressly for use therein, when such documents become effective or are filed with the Commission or the KLFB, as the case may be, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(x) Other than as set forth in the Pricing Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are or will be payable by or on behalf of the Underwriters or otherwise imposed on any payments made to the Underwriters to the Government of India or any political subdivision or taxing authority thereof or therein in connection with: (A) the deposit of Equity Shares by the Selling Shareholders with the Escrow Agent pursuant to the Indian Invitation Documents, (B) the deposit with the Indian Domestic Custodian on behalf of the Depositary of Equity Shares by the Escrow Agent on behalf of the Selling Shareholders against the issuance of ADRs evidencing ADSs, (C) the sale and delivery on behalf of the Selling Shareholders of the ADSs to or for the respective accounts of the Underwriters as set forth in the Pricing Prospectus and pursuant to the terms of this Agreement, (D) the sale and delivery outside of India by the Underwriters of the ADSs to the purchasers thereof in the manner contemplated pursuant to the terms of this Agreement or (E) any other transaction or payment contemplated by this Agreement, the Deposit Agreement or any Indian Invitation Document; provided that no representation is made hereby with respect to any commission received or other payment made to the Underwriters pursuant to Section 2 of this Agreement;
(xi) All expenses and other amounts that may be payable by such Selling Shareholder under this Agreement shall be made free and clear of and without deduction for or on account of any taxes imposed, assessed or levied by India or any authority thereof or therein except as described in the Pricing Prospectus nor are any taxes imposed in India on, or by virtue of the execution or delivery of, this Agreement and the Indian Invitation Documents;

(xii) This Agreement and the Indian Invitation Documents to which the Selling Shareholder is a party are in proper legal form under the laws of India for the enforcement thereof against such Selling Shareholder pursuant to and in accordance with the laws of India; to ensure the legality, validity, enforceability and admissibility into evidence in India thereof, it is not necessary that this Agreement or any Indian Invitation Document to which the Selling Shareholder is a party be filed or recorded with any court or other authority in India or that any stamp or similar tax be paid in India or in respect of this Agreement and the Indian Invitation Documents to which the Selling Shareholder is a party, except that this Agreement and the Indian Invitation Documents to which the Selling Shareholder is a party will only be admissible in evidence in India for purposes of enforcement if they are duly stamped in accordance with the Indian Stamp Act, 1899 and the Karnataka Stamp Act, 1957; and
(xiii) Other than the requirement to file the Japanese Securities Notice with the KLFB, no consent, approval, authorization, order of, or clearance by, or registration or filing with any governmental agency or body or any court, any stock exchange authorities in Japan is required for the consummation of the transactions contemplated by the Indian Invitation Documents (including, without limitation, the pro-rata subscription mechanics set forth therein), the Deposit Agreement, this Agreement, the Japanese Securities Notice, the Japanese Prospectus, the deposit of the Shares with the Indian Domestic Custodian acting on behalf of the Depositary by the Selling Shareholders pursuant to the Deposit Agreement, or the issuance and sale of ADRs evidencing the ADSs representing the Shares at the Time of Delivery (as defined in Section 4 hereof) or the execution and delivery of the Indian Invitation Documents, the Deposit Agreement or this Agreement, except such consents, approvals, authorizations orders, clearances, registrations or filings, as have been obtained or made and are in full force and effect under the Act and the Japanese Rules and Regulations.
     2. Subject to the terms and conditions herein set forth and set forth in Section 8 of this Agreement, the Selling Shareholders severally and not jointly agree to sell to each of the Underwriters the number of ADSs set forth opposite the name of each of the Selling Shareholders, respectively, in Schedule I hereto, and each of the Underwriters agrees, severally and not jointly, to purchase from the Selling Shareholders, at a purchase price per ADS of US$[•] the number of ADSs set forth opposite the name of such Underwriter in Schedule II hereto.
     3. Upon the authorization by the Representatives of the release of the ADSs, the several Underwriters propose to offer the ADSs for sale upon the terms and conditions set forth in the Prospectus; and subsequently [•]ADSs will be purchased from Nomura Singapore Limited by Nomura Securities for its account for the Japanese POWL and will in turn be offered by Nomura Securities in Japan, acting as the sole book runner for the Japanese POWL and its certain selling members, if any.
     4. (a) ADRs evidencing the ADSs to be purchased by each Underwriter hereunder, in definitive form, and in such authorized denominations and registered in such names as the Representatives or their United States selling agents may request upon at least forty-eight hours’ notice to the Company and the Selling Shareholders prior to the Time of

Delivery (the “Notification Time”), shall be delivered by or on behalf of the Selling Shareholders to the Representatives or their United States selling agents, through the facilities of the Depositary or The Depository Trust Company (“DTC”), for the account of such Underwriter. Subsequent to such delivery of ADRs evidencing the ADSs for the account of such Underwriter by or on behalf of the Selling Shareholders, such Underwriter shall pay the purchase price therefore (net of expenses as set forth in Section 7 hereof) by wire transfer to the accounts designated by the Selling Shareholders pursuant to the terms, conditions and time period set forth in the Indian Invitation Documents, payable to the order of the Selling Shareholders or their agent under the Indian Invitation Documents in Federal (same day) funds. The Selling Shareholders will cause the certificates representing ADRs evidencing the ADSs to be made available by the Depositary for checking at least twenty-four hours prior to the Time of Delivery at the office of the Depositary or DTC, as applicable, or its designated custodian (the “Designated Office”).
          The time and date of such delivery and payment shall be, with respect to the ADSs, 9:00 a.m., New York time, on [•], 2006 or such other time and date as the Representatives and the Selling Shareholders may agree upon in writing. Such time and date for delivery of the ADSs is herein called the “Time of Delivery”.
     (b) The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 8 hereof, including the cross-receipt for the Shares and ADSs and any additional documents requested by the Underwriters pursuant to Section 8(n) hereof, will be delivered at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304 (the “Closing Location”), and the ADSs will be delivered as specified in Section (a) above, all at the Time of Delivery. In addition, copies of all such documents shall be concurrently delivered to the offices of Latham & Watkins LLP, 80 Raffles Place #14-20, UOB Plaza 2, Singapore 048624 for purposes of review and closing preparation. A meeting will be held at the Closing Location at 9:00 a.m., California Time, on the Business Day next preceding the Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4, “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, India, Japan or London are generally authorized or obligated by law or executive order to close.
     5. (a) The Company agrees with each of the Underwriters:
(i) To prepare the Prospectus in a form approved by the Representatives and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second New York business day following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement, the Basic Prospectus or the Prospectus at any time prior to the Time of Delivery which shall be disapproved by the Representatives promptly after reasonable notice thereof, provided, however, that the Representatives shall not unreasonably withhold approval of the amendment or supplement to the Registration Statement, the Basic Prospectus or the Prospectus; to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the

Prospectus or any amended Prospectus has been filed and to furnish the Representatives with copies thereof; to file promptly all other material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the Offering; to advise the Representatives, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or other prospectus in respect of the ADSs, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act, of the suspension of the qualification of the ADSs for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purposes, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuances of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or other prospectus or suspending any such qualification, to promptly to use its best efforts to obtain the withdrawal of such order;
(ii) If required by Rule 430B(h) under the Act, to prepare a prospectus in a form approved by the Representatives and to file such form of prospectus pursuant to Rule 424(b) under the Act not later than may be required by Rule 424(b) under the Act; and to make no further amendment or supplement to such form of prospectus which shall be reasonably disapproved by the Representatives promptly after reasonable notice therereof;
(iii) To take such action as the Representatives may reasonably request to qualify the ADSs for offering and sale under the securities laws of such jurisdictions as the Representatives may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the ADSs, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;
(iv) (A) Prior to 12.00 noon, New York City time, on the New York business day next succeeding the date of this Agreement and from time to time, to furnish the Underwriters with copies of the Prospectus in New York City or such other place as the Representatives may specify in such quantities as the Representatives may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the Offering and if at such time any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify the Representatives and upon their request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the ADSs at any time nine months or more after the time of issue of the Prospectus, upon the Representatives’ request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many copies as the Representatives may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act. For the purposes of this Section, “business day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close; and
     (B) no later than [two days after the date hereof], to furnish to or to the order of Nomura Singapore Limited such number of copies of the Japanese Prospectus in Tokyo or such other place in Japan as Nomura Securities may reasonably request, and, if the delivery of a Japanese Prospectus is required at any time prior to the expiration of three months after the effective date of the Japanese Securities Registration Statement and if at such time any events shall have occurred as a result of which the Japanese Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Japanese Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend the Japanese Prospectus or to file under the Japanese Rules and Regulations any document in order to comply with the Japanese Rules and Regulations, to notify Nomura Singapore Limited and upon its request, but at Nomura Singapore Limited’s expense, to file such document and to prepare and furnish to Nomura Singapore Limited and to any dealer in securities as many copies as Nomura Securities may from time to time reasonably request of an amended Japanese Prospectus or a supplement to the Japanese Prospectus which will correct such statement or omission or effect such compliance;
(v) To make generally available to its security holders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);
(vi) During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus, not to, and not to announce its intention to, directly or indirectly, issue, offer, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any Equity Shares or ADSs or any securities convertible into, exchangeable for or that represent the right to receive Equity Shares or ADSs, without the Representatives’ prior written consent, except (A) pursuant to any employee stock option plan that has been or may be adopted by the Company, (B) with respect to any Equity Shares or ADSs to be issued as an annual dividend or annual bonus issue to directors, supervisors and employees which is approved by the Company’s shareholders or (C) in connection with business acquisitions by the Company where the Equity Shares or ADSs so issued are transferred in exchange for shares of the company being acquired, provided that with respect to this subparagraph (C) the recipient(s) of such Equity Shares or ADSs shall agree to the restrictions set forth in this paragraph for the remainder of such 90-day period. The Company will not facilitate any conversions or exchanges of Equity Shares into ADSs during this 90-day period;
(vii) To pay the required Commission filing fees relating to the Shares within the time required by Rule 456(b)(1) under the Act and otherwise in accordance with Rules 456(b) and 457(r) under the Act;
(viii) To furnish to the Depositary for mailing to all holders of record of ADRs as soon as practicable after the end of each fiscal year an annual report (in English) (including a balance sheet and statements of income, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants and prepared in conformity with U.S. GAAP) and to file with Commission on a timely basis for each year an annual report on Form 20-F that includes a reconciliation of net income, total shareholders’ equity and other financial statement items as required by the rules and regulations of the Commission to U.S. GAAP, and, as soon as practicable after the end of each of the first three quarters of each fiscal year prepared in accordance with U.S. GAAP (beginning with the fiscal quarter ending after the effective date of the Registration Statement), to make available to its holders of record of ADRs consolidated summary financial information of the Company and its subsidiaries for such quarter in reasonable detail;
(ix) During a period of two years from the effective date of the Registration Statement, to furnish to the Representatives as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any securities exchange on which any class of securities of the Company is listed and which are not otherwise publicly available directly on the Company’s website;
(x) Not to (and to cause its subsidiaries and affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Shares and the ADSs;
(xi) To cause the ADSs to be listed on Nasdaq;
(xii) Upon request of any Underwriter, to furnish, or cause to be furnished, to such Underwriter an electronic version of the Company’s trademarks, servicemarks and corporate logo for the use on the website, if any, operated by such Underwriter for the purpose of facilitating the on-line offering of the ADSs (the “License”); provided, however, that the License shall be used solely for the purpose described above, is granted without any fee and may not be assigned or transferred;
(xiii) To make any post-closing filing, notice or undertaking requested or required by any Governmental Agency (including the post closing report to be filed with the RBI within 30 days of closing of the Offering) with respect to the transactions contemplated by the Indian Invitation Documents and this Agreement; and
(xiv) If the Company receives from the Commission a notice pursuant to Rule 401(g)(2) under the Act or otherwise ceases to be eligible to use the automatic shelf registration statement form (A) at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the Offering, the Company will promptly notify the Representatives and if any Shares or ADSs remain unsold by the Underwriters and requested by the Representatives, to (1) promptly file a new registration statement or post-effective amendment on the proper form relating to the Shares and the ADSs, in a form reasonably satisfactory to the Representatives, (2) use its best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable (if such filing is not otherwise effective immediately pursuant to Rule 462 under the Act), and (3) promptly notify the Representatives of such effectiveness, without charge to each Underwriter; and (B) in case any Shares or ADSs remain unsold by any Underwriter at any time nine months or more after the time of issue of the Prospectus, upon the Representatives’ request but at the expense of such Underwriter, to (1) promptly file a new registration statement or post-effective amendment on the proper form relating to the Shares and the ADSs, in a form reasonably satisfactory to the Representatives, (2) use its best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable (if such filing is not otherwise effective immediately pursuant to Rule 462 under the Act), and (3) promptly notify the Representatives of such effectiveness. The Company will take all other action reasonably necessary or appropriate to permit the public offering and sale of the Shares and ADSs to continue as contemplated in the Registration Statement that was the subject of the notice under Rule 401(g)(2) under the Act or for which the Company has otherwise become ineligible. References herein to the Registration Statement relating to the Shares shall include such new registration statement or post-effective amendment, as the case may be.
(b) Each of the Selling Shareholders agrees with each of the Underwriters:
(i) With respect to each Selling Shareholder who is an executive officer or director of the Company, during the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus. not to, and not to announce his, her or its intention to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of or file a registration statement or similar document relating to ADSs or Equity Shares or any securities convertible into, exchangeable for or that represent the right to receive Equity Shares or ADSs, without the Representatives’ prior written consent, except for ADSs and Equity Shares being sold by such executive officers or directors hereby and except as otherwise provided pursuant to the Lock-up Agreements signed by such executive officers or directors the form of which is attached hereto as Annex V;
(ii) Not to (and to cause his, her or its affiliates, if any, not to) take. directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Shares or the ADSs;
(iii) To indemnify and hold the Underwriters harmless against any documentary, stamp or similar issuance or transfer taxes, duties or fees and any transaction levies, commissions or brokerage charges, including any interest and penalties. payable in India, which are or may be required to be paid in connection with the creation, allotment, issuance, offer and distribution of the ADSs to be sold by such Selling Shareholder and the execution and delivery of this Agreement and the Deposit Agreement; provided, however, that such Selling Shareholder shall not be responsible for any such taxes, duties, fees, levies or charges that arise as a result of the distribution of the ADSs by the Underwriters in a manner other than that as is customary in such transactions or that relate to the ADSs to be sold by the other Selling Shareholders;
(iv) Prior to the Time of Delivery, to cause to be deposited with the Indian Domestic Custodian on such Selling Shareholder’s behalf pursuant to the Escrow Agreement and the Indian Invitation Documents the Equity Shares to be sold by such Selling Shareholder and to comply with the Deposit Agreement so that ADRs evidencing ADSs to be sold by such Selling Shareholder will be executed (and, if applicable, countersigned) and issued by the Depositary against receipt of such Shares and delivered to the Underwriters at the Time of Delivery; and
(v) To comply with the terms and conditions of each of the Indian Invitation Documents and not to modify, amend, change or alter any term, obligation or condition contained or set forth in any such document without the prior written consent of the Representatives.
     6. (a) Each of the Company and the Selling Shareholders represents and agrees that, without the prior consent of the Representatives, it has not made and will not make any offer relating to the Shares or the ADSs that would constitute a “free writing prospectus” as defined in Rule 405 under the Act; each Underwriter represents and agrees that, without the prior consent of the Company and the Representatives, it will not take any action that would result in the Company or such Underwriter being required to file with the Commission pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed thereunder but for the action of such Underwriter; the Company will not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder but for the action of the Company;

     (b) The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and
     (c) The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this representation and warranty shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein.
     7. Provided that the transactions contemplated in this Agreement are consummated, the Selling Shareholders covenant and agree with the several Underwriters that (a) the Selling Shareholders will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the Indian Invitation and the registration of the ADSs under the Act (including all fees, disbursements and expenses of the Company’s counsel associated with the review and approval of the Offering and the Indian Invitation by Indian central, state and other Indian authorities) and all other expenses in connection with the preparation, printing and filing of the Indian Invitation Documents, Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the ADS Registration Statement (including exhibits), the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto, including all printing, graphic and document production and translation costs associated therewith, and the mailing and delivering of copies thereof to its shareholders or to the Underwriters and dealers, as the case may be; (ii) the cost of preparing, printing, producing, filing and delivering any Agreement among Underwriters, this Agreement, the Agreement between Syndicates, the Selling Agreements, the Deposit Agreement, the Blue Sky Memorandum, the Indian Invitation Documents, closing documents (including compilations thereof) and any other documents in connection with the Offering, purchase, sale and delivery of the ADSs; (iii) all expenses in connection with the qualification or registration (or of obtaining exemptions from the qualification and registration) of the ADSs for offering and sale under U.S. state securities laws, including the fees and disbursements of counsel for the Underwriters (such amount not to exceed $20,000) in connection with such qualification and in connection with the Blue Sky surveys; (iv) all fees and expenses in connection with listing the ADSs on Nasdaq and the filing fees incident to securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the ADSs, if any; (v) the fees and expenses incurred in connection with admitting the ADSs for clearance and settlement on the facilities of DTC; (vi) the reasonable costs and expenses of the Company relating to investor presentations on any “road show” and electronic roadshow undertaken in connection with the marketing of the Offering, including, without limitation, cost of road show venues, within city local conveyance, meals, lodging expenses, and other related expenses incurred by members of the Company’s management, and the cost of any aircraft chartered in connection with the road show, if applicable; and (vii) the cost of printing or producing any non-U.S. legal investment memorandum in connection with the offer and sale of the ADSs under foreign (non-U.S. federal or state) securities laws and all expenses in connection with the qualification of the ADSs for offer and sale under such foreign securities laws and (b) the Selling Shareholders will pay or cause to be paid all expenses and taxes arising as a result of the Indian Invitation and the deposit by each of the Selling Shareholders of the Shares with the Indian Domestic Custodian acting on behalf of the Depositary and the issuance and delivery of the ADRs evidencing ADSs in exchange therefor by the Depositary to the Selling Shareholders, transfer and delivery of the ADSs to the Underwriters, including any stamp, transfer or other taxes payable thereon, and of the sale of the Shares by the Underwriters to the initial purchasers thereof in the manner contemplated under this Agreement, including, in any such case under this Agreement, any income, capital gains, withholding, transfer or other tax asserted against an Underwriter by reason of the purchase and sale of an ADS or a Share pursuant to this Agreement or the Agreement between Syndicates; the fees and expenses (including fees and disbursements of counsel), if any, of the Depositary and the Indian Domestic Custodian appointed under the Deposit Agreement; the fees and expenses of the Attorney-in-Fact and the Escrow Agent under the Indian Invitation Documents; the fees and expenses of the Authorized Agent (as defined in Section 17 hereof); the cost of preparing any ADR certificates; and the cost and charges of any transfer agent or registrar. The Selling Shareholders also covenant and agree with the several Underwriters that they will pay or cause to be paid all other costs and expenses incident to the performance of their obligations hereunder or under the Indian Invitation Documents which are not otherwise specifically provided for in this Section 7. Notwithstanding any other provision of this Section 7, all costs related to the Japanese POWL shall be paid by Nomura Singapore Limited. If, however, the transactions contemplated in this Agreement are not consummated or this Agreement is terminated, the Company covenants and agrees with the several Underwriters to pay or cause to be paid all of the expenses referenced in this Section 7.
     8. The obligations of the Underwriters hereunder, as to the ADSs to be delivered at the Time of Delivery, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and the Selling Shareholders herein are, at and as of the Time of Delivery, true and correct, the condition that the Company and the Selling Shareholders shall have performed all of their respective obligations hereunder theretofore to be performed, and the following additional conditions:
(a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a)(i) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the

Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the Representatives’ reasonable satisfaction;
(b) Latham & Watkins LLP, United States counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated the Time of Delivery, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;
(c) Wilson Sonsini Goodrich & Rosati Professional Corporation, special United States counsel for the Company, shall have furnished to the Representatives their written opinion, dated the Time of Delivery, in form and substance satisfactory to the Representatives as attached hereto as Annex II;
(d) Crawford Bayley & Co., India counsel for the Company, shall have furnished to the Representatives their written opinion, dated the Time of Delivery, in form and substance satisfactory to the Representatives as attached hereto as Annex III;
(e) Amarchand & Mangaldas & Suresh A. Shroff & Co. Advocates & Solicitors, India counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated the Time of Delivery, substantially in the same form and with the same content as that given by Crawford Bayley & Co., India counsel for the Company, and with respect to any such additional matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;
(f) Shimazaki International Law Office, Japan counsel for the Company, shall have furnished to the Representatives their written opinion, dated the Time of Delivery, in form and substance satisfactory to the Representatives as attached hereto as Annex IV;
(g) Anderson Mori & Tomotsune, Japan counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated the Time of Delivery, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;
(h) White & Case LLP, counsel for the Depositary, shall have furnished to the Representatives their written opinion, dated the Time of Delivery, in form and substance satisfactory to the Representatives, to the effect that:
(i)	The Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and legally binding obligation of the Depositary, enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other laws relating to creditors’ rights generally and general principles of equity;

(ii)	When ADRs evidencing ADSs are issued in accordance with the Deposit Agreement against the deposit, pursuant to the terms of the Deposit Agreement, of duly authorized, validly issued, fully paid and non-assessable Shares of the Company, such ADRs will be duly and validly issued and will entitle the holders thereof to the rights specified therein and in the Deposit Agreement; and

(iii)	Under the terms of the Deposit Agreement, the Depositary is not obliged to make a copy of the Invitation to Offer available for inspection at its Principal Office (as defined in the Deposit Agreement) or to mail a copy of the Invitation to Offer to the Registered Holders (as defined in the Deposit Agreement);
(i) On the date of the Prospectus at a time prior to the execution of this Agreement, at 9:30 a.m. New York time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at the Time of Delivery, KPMG shall have furnished to the Representatives a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters, delivered according to Statement of Auditing Standards No. 72 (or any successor bulletin), with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement, the ADS Registration Statement, the Pricing Prospectus and the Prospectus, to the effect set forth in Annex I hereto (the executed copy of the letter delivered prior to the execution of this Agreement is attached as Annex I(a) hereto and a form of letter to be delivered on the effective date of any post-effective amendment to the Registration Statement, and as of the Time of Delivery is attached as Annex I(b) hereto);
(j) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, other than as set forth in the Pricing Prospectus, that would have or would reasonably be expected to have a Material Adverse Effect and since the respective dates as of which information is given in the Pricing Prospectus, there shall not have been any material change in the capital stock, long-term debt or short-term debt of the Company or any of its subsidiaries or any material adverse change, or any development that could reasonably be expected to affect the general affairs, management, prospects, financial position, shareholders’ equity or results of operations of the Company or any of its subsidiaries, other than as set forth in the Pricing Prospectus, the effect of which, in any such case is in the judgment of the Representatives of the Underwriters so material and adverse as to make it impracticable or inadvisable to proceed with the Offering or the delivery of the ADSs being delivered at the Time of Delivery on the terms and in the manner set forth in the Prospectus;
(k) As of the date hereof, the Escrow Agent is holding more than [•] Equity Shares of the Company, and neither the Company nor the Escrow Agent shall have received any notice by any Selling Shareholder seeking to withdraw the Equity Shares submitted by them in the Offering, and no such withdrawals have taken place;
(l) The ADSs to be sold by the Selling Shareholders at the Time of Delivery shall have been duly listed on Nasdaq;
(m) The Depositary shall have furnished or caused to be furnished to the Representatives at the Time of Delivery certificates satisfactory to the Representatives evidencing the deposit with it of the Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the Selling Shareholders at the Time of Delivery, and the execution, countersignature (if applicable), issuance and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement;
(n) The Company and each of its executive officers and directors who are Selling Shareholders (the “Insider Selling Shareholders”) shall have furnished or caused to be furnished to the Representatives at the Time of Delivery certificates of officers of the Company and of such Insider Selling Shareholders, respectively, satisfactory to the Representatives as to the accuracy in all material respects, of the representations and warranties of the Company and such Insider Selling Shareholders, respectively, herein at and as of the Time of Delivery, as to the performance in all material respects, by the Company and such Insider Selling Shareholders of all of their respective obligations hereunder to be performed at or prior to the Time of Delivery, and as to such other matters as the Representatives may reasonably request, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a) and (j) of this Section, and as to such other matters as the Representatives may reasonably request;
(o) The Escrow Agent shall have furnished or caused to be furnished to the Representatives at the Time of Delivery certificates of officers of the Company and the Escrow Agent, respectively, as to the performance in all material respects by the Company and the Escrow Agent of all of their respective obligations under the Indian Invitation Documents to be performed at or prior to the Time of Delivery, and as to such other matters as the Representatives may reasonably request;
(p) Each of the Company’s executive officers and directors shall have furnished to the Representatives at the Time of Delivery a Lock-Up Agreement substantially in the form attached hereto as Annex V;
(q) (i) The requisite Indian Invitation Documents shall have been executed by each of the Selling Shareholders and the Escrow Agent and shall be in full force and effect; (ii) neither the Company, the Selling Shareholders, the Escrow Agent, nor any other party shall have changed, modified, altered or otherwise amended the terms and conditions set forth in the Indian Invitation Documents without the written consent of the Representatives and (iii) Equity Shares in book-entry form representing all of the Shares to be represented by ADSs to be sold at the Time of Delivery by each Selling Shareholder shall have been placed in custody under the Escrow Agreement, duly executed and delivered by the appropriate Selling Shareholder to the Escrow Agent, at or prior to the business day immediately preceding the date of the Time of Delivery;
(r) The Company and the Escrow Agent, as the case may be, shall have furnished the Representatives upon any request made by them copies of each Indian Invitation Document, including any Letter of Transmittal or summary or tally of Shares delivered to the Escrow Agent for purchase thereunder delivered by any Selling Shareholder to the Escrow Agent or the Company, for review by the Representatives at any time or times (which may be daily, if requested by the Representatives) prior to the Time of Delivery; and
(s) The Company has caused this Agreement, the Deposit Agreement, the Escrow Agreement and the Letters of Transmittal to be duly stamped in accordance with the Indian Stamp Act, 1899 and the Karnataka Stamp Act, 1957 and has paid to the relevant authorities the proper stamp duty chargeable thereon.
     9. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Act selling Shares or ADSs on behalf of an Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act, the Exchange Act or other United States federal or state statutory law or regulation, the Securities and Exchange Law of Japan, or Indian common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise out of or are based in whole or in part upon an untrue statement or alleged untrue statement of a material fact contained in the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus (in the case of each of the Basic Prospectus, any Preliminary Prospectus or the Pricing Prospectus, when considered together with and as supplemented by the information set forth on Schedule III hereto), the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Notice, or the Japanese Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus, or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, or (ii) arise out of or are based in whole or in part upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of each of the Basic Prospectus, any Preliminary Prospectus or the Pricing Prospectus, when considered together with and as supplemented by the information set forth on Schedule III hereto); provided, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Notice, or the Japanese Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives or their agent expressly for use therein.
     (b) The Selling Shareholders, severally and not jointly, agree to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Act selling Shares or ADSs on behalf of an Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act, the Exchange Act or other United States federal or state statutory law or regulation, the Securities and Exchange Law of Japan, or Indian common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise out of or are based in whole or in part upon an untrue statement or alleged untrue statement of a material fact contained in the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus (in the case of each of the Basic Prospectus, any Preliminary Prospectus or the Pricing Prospectus, when considered together with and as supplemented by the information set forth on Schedule III hereto), the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Notice, or the Japanese Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus, or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, or (ii) arise out of or are based in whole or in part upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of each of the Basic Prospectus, any Preliminary Prospectus or the Pricing Prospectus, when considered together with and as supplemented by the information set forth on Schedule III hereto), or (iii) arise out of are based in whole or in part upon any inaccuracy in the representations and warranties of the Selling Shareholders contained herein; or (iv) arise out of are based in whole or in part upon any failure of the Selling Shareholders to perform its obligations hereunder or under law, but with respect to (i) and (ii) above, only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is made in the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Notice, or the Japanese Prospectus, or any such amendment or supplement thereto, any Issuer Free Writing Prospectus, or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, in reliance upon and in conformity with information based on or provided by or on behalf of such Selling Shareholder in Section 1(b) of this Agreement or in the Letter of Transmittal; provided, that the liability of any Selling Shareholder under this subsection (b) shall not exceed the amount of the gross proceeds received by such Selling Shareholder in the Offering; and provided further, the Selling Shareholders shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Notice, or the Japanese Prospectus, or any such amendment or supplement thereto, any Issuer Free Writing Prospectus, or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives or their agent expressly for use therein.

     (c) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its directors, each of its officers, and each person, if any, who controls the Company within the meaning of the Act or the Exchange Act, and each Selling Shareholder against any losses, claims, damages or liabilities to which the Company, each of its directors, each of its officers, and each person, if any, who controls the Company within the meaning of the Act or the Exchange Act, or the Selling Shareholders may become subject, under the Act or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Notice, or the Japanese Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Notice, or the Japanese Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives or its agent expressly for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of (i) the second sentence of the last paragraph of text on the cover page of each of the Preliminary Prospectus and the Prospectus, concerning the terms of the offering by the Underwriters; (ii) the fifth full paragraph of text under the caption “Underwriting” on page S-38 of each of the Preliminary Prospectus and the Prospectus, concerning the terms of the offering by the Underwriters; (iii) the sixth full paragraph of text under the caption “Underwriting” on page S-42 of each of the Preliminary Prospectus and the Prospectus concerning electronic distribution and allocation with respect thereto; (iv) the last paragraph of text under the caption “Underwriting” on page S-42 of each of the Preliminary Prospectus and the Prospectus and the first and second full paragraphs of text on page S-43 of each of the Preliminary Prospectus and the Prospectus concerning stabilization transactions and short sales by the Underwriters; (v) the fourth and fifth full paragraphs of text under the caption “Underwriting” on page S-43 of each of the Preliminary Prospectus and the Prospectus concerning the beneficial ownership of the Company’s equity shares and ADSs by the Representatives, certain of the Underwriters and their respective affiliates; and (vi) the first full paragraph of text under the caption “Underwriting” on page S-44 of each of the Preliminary Prospectus and the Prospectus concerning the addresses at which the representatives of the Underwriters may be contacted; and will reimburse the Company and each Selling Shareholder for any legal or other expenses reasonably incurred by the Company or the Selling Shareholders in connection with investigating or defending any such action or claim as such expenses are incurred.
     (d) Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission to so notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election to so assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel (in addition to any local counsel) or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without a written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment: (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.
     (e) If the indemnification provided for in this Section 9 is unavailable or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other from the offering of the ADSs. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Shareholders on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the ADSs purchased under this Agreement (before deducting expenses) received by the Selling Shareholders bear to the total underwriting discounts and commissions received by the Underwriters with respect to the ADSs purchased under this Agreement, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholders on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Shareholders and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
     (f) The obligations of the Company or the Selling Shareholders, respectively, under this Section 9 shall be in addition to any liability that the Company or the Selling Shareholders, respectively, may otherwise have; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have.
     (g) The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company, the Selling Shareholders and the other parties to this Agreement that are contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, any Selling Shareholder or any person controlling any Selling Shareholder, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Equity Shares or ADSs.
     10. (a) If any Underwriter shall default in its obligation to purchase ADSs which it has agreed to purchase hereunder at the Time of Delivery, the Representatives may in their discretion arrange for the Representatives or another party or other parties to purchase such ADSs on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such ADSs, then the Selling Shareholders shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such ADSs on such terms. In the event that, within the respective prescribed periods, the Representatives notify the Company and the Selling Shareholders that the Representatives have so arranged for the purchase of such ADSs, or the Selling Shareholders notify the Representatives that they have so arranged for the purchase of such ADSs, the Representatives or the Selling Shareholders shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the ADS Registration Statement, the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments to the Registration Statement, the ADS Registration Statement or the Prospectus which in the Representatives’ may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such ADSs.
     (b) If, after giving effect to any arrangements for the purchase of the ADSs of a defaulting Underwriter or Underwriters by the Representatives and the Selling Shareholders as provided in subsection (a) above, the aggregate number of such ADSs which remains unpurchased does not exceed one-eleventh of the aggregate number of all of the ADSs to be purchased at the Time of Delivery, then the Selling Shareholders shall have the right to require each non-defaulting Underwriter to purchase the number of ADSs which such Underwriter agreed to purchase hereunder at the Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of ADSs which such Underwriter agreed to purchase hereunder) of the ADSs of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.
     (c) If, after giving effect to any arrangements for the purchase of ADSs of a defaulting Underwriter or Underwriters by the Representatives and the Selling Shareholders as provided in subsection (a) above, the aggregate number of such ADSs which remains unpurchased exceeds one-eleventh of the aggregate number of all of the ADSs to be purchased at the Time of Delivery, or if the Selling Shareholders shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase ADSs of a defaulting Underwriter or Underwriters, then this Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter. the Company or the Selling Shareholders, except for the expenses to be borne by the Company, the Selling Shareholders and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.
     11. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Shareholders and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter, its directors, officers, employees or agents, or any controlling person of any Underwriter, or the Company, or any of the Selling Shareholders, or any officer or director or controlling person of the Company or any controlling person of any Selling Shareholder, and shall survive delivery of and payment for the ADSs.
     12. If this Agreement shall be terminated pursuant to Section 10 hereof, neither the Company nor the Selling Shareholders shall then be under any liability to any Underwriter except as provided in Sections 7 and 9 hereof; but if for any other reason any ADSs are not delivered by or on behalf of the Selling Shareholders as provided herein, the Company will reimburse the Underwriters through the Representatives for all out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the ADSs not so delivered, but the Company and the Selling Shareholders shall then be under no further liability to any Underwriter in respect of the ADSs not so delivered except as provided in Sections 7 and 9 hereof.

     13. The Representatives may terminate this Agreement, by notice to the Company and the Selling Shareholders, at any time at or prior to the Time of Delivery (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Pricing Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any adverse change in the financial markets in the United States or India or in the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in the United States, Indian or international political, financial or economic conditions (including a declaration by the United States or India of a national emergency or war) or currency exchange rates or exchange controls, in each case in clause (i) or (ii) the effect of which is so material and adverse as to make it, in the judgment of the Representatives, impracticable or inadvisable to market the ADSs or to enforce contracts for the purchase or sale of the Equity Shares or ADSs, or (iii) if trading in any securities of the Company (including the Equity Shares or the ADSs) has been suspended or materially limited by the Commission or the Indian Exchanges or Nasdaq, or if trading generally on the Indian Exchanges, the American Stock Exchange, the New York Stock Exchange or Nasdaq has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or India or with respect to Clearstream or Euroclear systems in Europe, or (iv) if a banking moratorium has been declared by either, Indian, United States Federal, United Kingdom or New York authorities. Any termination pursuant to this Section 13 shall be without liability on the part of (a) the Company or any Selling Shareholder to any Underwriter, except that the Company shall be obligated to reimburse the expenses of the Representatives and the Underwriters pursuant to Section 7 hereof, (b) any Underwriter to the Company or any Selling Shareholder, or (c) of any party hereto to any other party except that the provisions of Sections 7 and 9 shall at all times be effective and shall survive such termination.
     14. In all dealings hereunder, the Representatives shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by the Representatives jointly; and in all dealings with any Selling Shareholder hereunder, the Representatives and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of such Selling Shareholder made or given by the Escrow Agent, as Attorney-in-Fact for such Selling Shareholder.
     All statements, requests, notices and agreements hereunder shall be in writing. and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to each of the Representatives c/o ABN AMRO Bank N.V., Hong Kong branch and N M Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild, 41st Floor, Cheung Kong Center,
2 Queen’s Road Central, Hong Kong, Attention: [•], fax [•]; c/o Banc of America Securities LLC, 9 West 57th Street, New York, NY 10019, Attention: Syndicate Department, with a copy to the Legal Department, fax 1-212-933-2217; c/o Deutsche Bank Securities Inc., 60 Wall Street,

New York, NY 10005, Attention: Equity Capital Markets, fax 1-212-797-9344; c/o Goldman Sachs (Asia) L.L.C., 68th Floor, Cheung Kong Centre, 2 Queen’s Road Central, Hong Kong, Attention: Gigi Woo, fax 852-2978-0440; c/o J.P. Morgan Securities Inc. at 277 Park Avenue, New York, New York 10172, attention of Peter Tilman Clark, Equity Capital Markets Syndicate, fax 1-212-622-8358, with a copy to J.P. Morgan Securities (Asia Pacific) Limited, Chater House 22nd Floor, 8 Connaught Road, Central, Hong Kong, attention of Eliot Fisk, Head of Asia Equity Syndicate, fax 852-2810-8819; c/o Nomura Singapore Limited, Six Battery Road #34-01, Singapore 049909, Attention: [•], fax [•]; and c/o UBS AG, 52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, Attention: [•], fax [•]; and if to the Company or any Selling Shareholder shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer; with a copy to Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304, Attention: Jeffrey D. Saper, Esq., fax 1-650-493-6811; provided, however, that any notice to an Underwriter pursuant to Section 9(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire or telex constituting such Questionnaire, which address will be supplied to the Company or the Selling Shareholders by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.
     15. This Agreement shall be binding upon, and inure solely to the benefit of. the Underwriters, the Company and the Selling Shareholders, and, to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Company, the directors, officers, employees and agents of any Underwriter, and each person who controls the Company, any Selling Shareholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the ADSs from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.
     16. The Company and each Selling Shareholder acknowledges and agrees that (i) the purchase and sale of the ADSs pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Selling Shareholders, on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or any Selling Shareholder, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company or any Selling Shareholder with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any Selling Shareholder on other matters) or any other obligation to the Company or any Selling Shareholder except the obligations expressly set forth in this Agreement and (iv) the Company and each Selling Shareholder has consulted their respective own legal and financial advisors to the extent it deemed appropriate. The Company and each Selling Shareholder agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or any Selling Shareholder, in connection with such transaction or the process leading thereto.

     17. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company or any Selling Shareholder brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York State or United States federal court located in the Borough of Manhattan, The City of New York, New York (each, a “New York Court”) (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company and each Selling Shareholder has appointed CT Corporation System, Los Angeles, California, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company and each Selling Shareholder represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the party that has appointed it shall be deemed, in every respect, effective service of process upon the Company and any Selling Shareholder, as the case may be.
     18. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company and the Selling Shareholders will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Selling Shareholders and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.
     19. Time shall be of the essence of this Agreement.
     20. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.
     21. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

     If the foregoing is in accordance with the Representatives’ understanding, please sign and return to us one original or counterpart hereof for each of the Company, the Selling Shareholders and each of the Representatives of the Underwriters plus one for each counsel and the Depositary, and upon the acceptance hereof by the Representatives, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company and the Selling Shareholders. It is understood that the Representatives’ acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company and the Selling Shareholders for examination upon request, but without warranty on the Representatives’ part as to the authority of the signers thereof.

Very truly yours,

Infosys Technologies Limited

By:

Name:
Title:

The Selling Shareholders

By:

Name:
Title:

as Attorney-in-Fact for each of the
Selling Shareholders listed in the attached
Schedule I

Accepted as of the date hereof:
ABN AMRO Bank N.V., Hong Kong branch and
     N M Rothschild & Sons (Hong Kong) Limited,
     each trading as ABN AMRO Rothschild

By:
Name:
Title:

Banc of America Securities LLC

By:
Name:
Title:

Deutsche Bank Securities Inc.

By:
Name:
Title:

By:
Name:
Title:

Goldman Sachs (Asia) L.L.C.

By:
Name:
Title:

J.P. Morgan Securities Inc.

By:
Name:

Title:

Nomura Singapore Limited

By:
Name:
Title:

UBS AG

By:
Name:
Title:
On behalf of each of the Underwriters
named in Schedule II hereto

SCHEDULE I
The Selling Shareholders
(1) Each Selling Shareholder has appointed the Escrow Agent as its Attorney-in-Fact.
[See Attached Excel Spreadsheet Listing of Selling Shareholders]
Sch-1

SCHEDULE II

Total Number of
Underwriter	ADSs to be Purchased
ABN AMRO Bank N.V., Hong Kong branch and N M Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild

Banc of America Securities LLC

Deutsche Bank Securities Inc.

Goldman Sachs (Asia) L.L.C.

J.P. Morgan Securities Inc.

Nomura Singapore Limited

UBS AG

Total	[•]

Sch-II

SCHEDULE III
Sch-III

SCHEDULE IV
Sch-IV

ANNEX I
Form of Comfort Letter
A1-1

ANNEX II
Form of Opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation
AII-1

ANNEX III
Form Of Opinion Of Crawford Bayley & Co.
AIII-1

ANNEX IV
Form Of Opinion Of Shimazaki International Law Office
AIV-1

ANNEX V
Form Of Selling Shareholder Lock-Up Agreement
Lock-Up Agreement
                    , 2006
ABN AMRO Bank N.V., Hong Kong branch and
      N M Rothschild & Sons (Hong Kong) Limited,
      each trading as ABN AMRO Rothschild
41st Floor, Cheung Kong Center
2 Queen’s Road Central
Hong Kong
Banc of America Securities LLC
9 West 57th Street
New York, NY 10019
Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
Goldman Sachs (Asia) L.L.C.
68th Floor
Cheung Kong Centre
2 Queen’s Road Central
Hong Kong
J.P. Morgan Securities Inc.
277 Park Avenue, Floor 20
New York, NY 100172
Nomura Singapore Limited
Six Battery Road #34-01
Singapore 049909
UBS AG
52nd Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
Re: Infosys Technologies Limited — Lock-Up Agreement
AIV-2

Ladies and Gentlemen:
     The undersigned understands that ABN AMRO Bank N.V., Hong Kong branch and N M Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild, Banc of America Securities LLC, Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities Inc., Nomura Singapore Limited and UBS AG, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule II to such agreement (collectively, the “Underwriters”), with Infosys Technologies Limited, a public limited company incorporated under the laws of the Republic of India (the “Company”), and the shareholders named in Schedule I thereto (the “Selling Shareholders”) under which the Selling Shareholders propose to offer and sell equity shares of the Company (the “Equity Shares”) in the form of American Depositary Shares (the “ADSs”) pursuant to a Registration Statement on Form F-3 to be filed with the Securities and Exchange Commission (the “Offering”).
     In consideration of the agreement by the Underwriters to offer and sell the Equity Shares in the form of ADSs, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date hereof and continuing to and including the date 90 days after the date of the final Prospectus covering the Offering, the undersigned will not, directly or indirectly, offer, sell, contract to sell. grant any option or warrant to purchase, make any short sale or otherwise dispose of or file a registration statement or similar document relating to ADSs or Equity Shares or any securities convertible into, exchangeable for or that represent the right to receive Equity Shares or ADSs, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the United States Securities and Exchange Commission (collectively the “Undersigned’s Shares”), except as may be sold pursuant to the terms and conditions of the Invitation to Offer, delivered by the Company to holders of the Equity Shares in connection with the Offering, containing a description of the terms upon which the Company is sponsoring the offering of ADSs against Equity Shares accepted from holders of the Equity Shares in India, pursuant to (i) the FEMA Notification No. 4112001, dated March 2, 2001 issued by the Reserve Bank of India, (ii) the Notification No. 15/23/99-NRI dated July 29, 2002 issued by Government of India, Ministry of Finance, (iii) the ‘Operative Guidelines for Disinvestment of shares by the Indian Companies in the overseas market through issue of ADRs/GDRs’ as notified by the Government of India, Ministry of Finance vide Notification No. 15/23/99-NRI dated July 29. 2002 and (iv) the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 as amended by the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) (.Amendment) Scheme — II, 2002.
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     The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.
     Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) with the prior written consent of any authorized officer of each of the Representatives. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the capital stock of the Company to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value. The undersigned now has, and. except as contemplated by clause (i), (ii) or (iii) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.
     The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.
Very truly yours,

Exact Name of Shareholder
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Authorized Signature
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